FORM 53-901F SECURITIES ACT (BRITISH COLUMBIA) MATERIAL CHANGE REPORT UNDER SECTION 85(1)

FORM 27 SECURITIES ACT (ALBERTA) MATERIAL CHANGE REPORT UNDER SECTION 146(1)

[NOTE:  Every report required to be filed under the foregoing Acts shall be sent to the Commission in an envelope addressed to the Commission and marked "Continuous Disclosure".]

[NOTE:  Where this report is filed on a confidential basis, put at the beginning of the report in block capitals "CONFIDENTIAL", and everything that is required to be filed shall be placed in an envelope addressed to the Commission marked "CONFIDENTIAL".]

1.

Reporting Issuer

Full name of the Issuer:

CARDERO RESOURCE CORP. (the “Company”)

The address of the principal office in Canada of the reporting issuer is as follows:

Suite 1901 – 1177 West Hastings Street

Vancouver, British Columbia

V6E 2K3

PHONE:  (604) 408-7488

2.

Date of Material Change

January 22, 2004

3.

Press Release

The date and place(s) of issuance of the press release are as follows:

January 22, 2004

The Press Release was released to TSX Venture Exchange, being the only exchange upon which the shares of the Company are listed, and through various other approved public media.

4.

Summary of Material Change(s)

A summary of the nature and substance of the material change is as follows:

Cardero Resource Corp. (the “Issuer”) announces encouraging results from recent drill programs on their Argentina silver exploration projects.

5.

Full Description of Material Change

Cardero Resource Corp. (“Cardero” or the “Company”) announces encouraging results received from the recent drill programs at its Argentina silver exploration projects. At Chingolo mineralization was encountered with grades in excess of four ounces per tonne silver. At Providencia a highly mineralized section has been intersected within a large fault block north of the Providencia Mine not previously tested by Cardero. This discovery opens up an additional mineralized section with a potential strike length of nine kilometres.

In the latter part of 2003 Cardero returned to the province of Jujuy, northern Argentina, to continue the investigation of its two silver exploration projects, Chingolo and Providencia.  A program of surface mapping and sampling plus diamond drilling was completed at both locations.  For information with respect to the results of previous work by the Issuer on the Providencia and Chingolo properties, please see the Issuer’s AIF dated December 3, 2003 available on SEDAR.

Providencia Results

Six diamond drill holes (DDH 23 – 28 incl.) were completed for a total of 313 metres. The objective of all six holes was improved definition of near surface mineralized conglomerate and sandstones previously mapped and tested by the Spring 2003 drill program. Five of the six holes (DDH 23 – 27), were located in and around the old Providencia Mine pits and drilled to the west at an inclination of minus 55°. The sixth hole (DDH 28) was collared at the south end of the North Fault Block, immediately north of the Providencia Mine.

The host rocks are described as matrix supported conglomerate and coarse sandstone. This drill program frequently experienced significant core loss, most notably in zones interpreted to have been comprised of mainly matrix and fracture fill.  Such a loss is a serious issue as the matrix and fracture fill host the bulk of the mineralization. Accordingly, the sampling procedures were modified to incorporate a program of recovery and assay of drill sludge returns to provide an indication of the metal values associated with the material not recovered in core.

Significant core assay intervals and associated sludge sample values are tabulated below:

Hole No.	Interval From – To (m)	Length (m)	Core Ag (ppm)	Sludge Equivalent Interval Ag (ppm)
23	1.52 – 29.4	27.88	44.80	52.53
24	9.0 – 23.0	14.00	87.00	97.00
25	12.0 – 17.0	5.00	28.76	28.78
25	25.0 – 34.0	9.00	22.24	27.740
27	20.0 – 49.0	29.00	78.72	108.90
28	52.0 – 85.0	33.00	59.37	107.00
28	74.0 – 78.0	4.00	293.65	405.75
28	81.0 – 85.0	4.00	90.25	92.35
28	98.0 – 103.0	5.00	40.12	66.20
28	113.0 – 115.0	2.00	204.5	226.50

There is a readily apparent correlation of both high and low values in the core and sludge assays strongly suggesting that the core assays are underestimating the overall silver values. To address this problem the Company is planning a 2,000 metre program of reverse circulation drilling which will enable the collection of non-contaminated samples from both above and below the water table. The Company is also considering collection of a bulk sample, initially from the Providencia pits, in order to gain a more accurate understanding of the overall grade of the mineralized sequence.

The Significance of DDH-28

DDH-28 was drilled at the south end of the North Block, immediately north of the Providencia Mine. The North Block is separated from the Providencia Mine by a major normal fault. The mineralization and alteration on the North Block have been interpreted through detailed mapping, trenching and sampling to be a continuation of the Providencia Mine host rocks and have been traced for a distance of two kilometres north of the mine.  The very positive assay results in DDH–28 support a significant exploration target over a minimum strike of two kilometres within the North Block and will be part of the next phase of drill testing.

To the north of the Providencia Mine the mine stratigraphy, host rocks, alteration and mineralization have been mapped not only within the North Block but also within the Vittone Block, the Hector Block and the Ramona Block for a combined strike length of nine kilometres. Once assessment of the North Block is complete the Company intends to systematically move northwards and trench and subsequently drill the showings on these additional blocks. To date the total strike length over which Providencia style mineralization has been recognized on the property is in excess of ten kilometres.

Chingolo Results

Six inclined diamond drill holes were completed for a total of 1,194 metres. Of the six holes drilled three encountered significant silver values while the remaining three holes appear to have been drilled on the periphery of the interpreted zone of mineralization. Significant intersections are tabulated below:

Hole No.	Interval From – To (m)	Length (m)	Ag Grade (ppm)
DDH CH03-3	144.00 – 150.00	5.00	71.0
DDH CH03-7	229.20 – 227.02	2.18	32.6
	170.99 – 229.20	58.21	56.8
DDH CH03-8	10.82 – 13.00	2.18	138.3
	59.00 – 64.00	5.00	62.3

The interpreted zone of mineralization is approximately 125 metres wide and has been traced along strike for approximately 250 metres. It is open along strike to the northeast, southwest and down dip to the southeast.

Lead and zinc are commonly associated with the silver mineralization at Chingolo, hosted in a combination of open fractures, gashes, voids and veinlets in volcanic flow breccias and terrigenous sediments. Examination of the mineralized surfaces in core suggest that the open space fracture fill has been subjected to scouring with a resultant loss of mineralized sample.  Consequently it is believed that the values obtained from core assays may not be fully representative of the original metal content of the rock.

The next drill program at Chingolo is scheduled for this spring, and will utilize a reverse circulation rig in order to obtain a larger and more representative sample. The two main objectives of the next program will be to test the potential for the Chingolo target along strike to the northeast and to drill a set of holes to test the potential at depth where recent mineralogical studies suggest that the mineralization encountered to date is peripheral to a larger epithermal system.

Gary Belik, P.Geo., is the Qualified Person for the Chingolo and Providencia projects and supervised the foregoing programs, including the quality control and quality assurance programs described below and the preparation of the information on which this material change report is based.  Mr. Belik is a consulting geologist to the Company but is not “independent” of the Company under NI-43101 by virtue of holding securities of the Company.

Quality Assurance Programs at Providencia & Chingolo

All of the drill core was logged and split under the supervision of Gary Belik, P.Geo. At the drill site, core recovered from each drill run was placed in wooden core boxes with three rows of one meter each.  Drillers blocks were placed at the end of each run, recording the depth in feet and meters.

The core was transported from the drill site by truck to a secure core logging and sampling facility set up at the Providencia mine site. At this facility the core was first measured for core loss and then logged and photographed whole.  Sample intervals were laid out on the core using colored lumber crayons.  After sample intervals had been assigned, the core was split in half longitudinally using a rock saw. Where the core was friable, it was first wrapped in 5 centimeter wide masking tape to ensure the most representative sample.  Care was taken to clean the saw between samples.  One half of each sample was placed in a labeled plastic bag together with a corresponding numbered tyvek sample tag, and the bag was sealed with packing tape.  The other half of the sample was returned to the core box for future reference. Sample intervals varied according to geological dictates, but averaged about 1m in core length.  Once bedrock was reached, samples were collected from the entire remaining length of each drill hole.

Blanks and a sample standard were routinely inserted for quality control.  The blanks were composed of barren dacitic tuff collected from a clean outcrop along the road between Providencia and Chingolo. The standard had been prepared earlier in the year by ALS Chemex on behalf of Cardero from relatively high grade (Ag) material collected from the Providence Mine.

Samples were placed in larger rice bags (about 5 samples per bag), which were individually sealed with numbered metal security tags and shipped by truck to Salta, where they were forwarded by bus to ALS Chemex in Mendoza, Argentina.  Sample preparation was performed by the ALS Chemex laboratory in Mendoza.  Pulps were then shipped from Mendoza to the ALS Chemex laboratories in Chile and Canada for analyses.

At the ALS-Chemex  laboratories samples from Providencia were analyzed for Ag, Cu, Pb, Zn, As and Sb.  Silver was analyzed using the fire assay technique on a 30 gram sample with a final gravimetric determination and a lower detection limit of five ppm and no upper limit (ALS-Chemex code: Ag-GRA21).  The remaining elements were analyzed using atomic absorption spectrophotometry with multi-acid digestion.  For Chingola, a 27-element ICP analyses (code ICP61) plus gold by fire assay with and A.A. finish (code Au-AA24) were carried out on all the samples.  Samples with greater than 100 ppm silver (upper detection limit for ICP) were reanalyzed using the Ag-GRA-21 method. The laboratory inserted its own quality control samples and carried out duplicate check analyses on a regular basis.

Data Corroboration

All data is digitized and compiled in the field as well as in the local office in the city of Salta and the head office in Vancouver.  Analyses are checked against visual logs to ensure that no unusual statistical variance is present.

Twelve randomly selected samples from the Chingolo drill holes (representing both mineralized and unmineralized sections of core) were re-sawed (i.e. quarter split) and submitted separately to Acme Analytical laboratories in Vancouver as a check on the sampling technique and for comparison with the ALS-Chemex results.  A very acceptable degree of correlation was obtained between the two sample sets.

Mr. Belik states that he is of the opinion that the data is accurate and fairly represents the grades and extent of mineralization as currently known.

6.

Reliance on Section 85(2) of the Securities Act (British Columbia) or,

Reliance on Section 118(2) of the Securities Act (Alberta)

Not Applicable

7.

Omitted Information

Not Applicable

8.

Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following address and telephone number:

Marla K. Ritchie, Corporate Secretary

Suite 1901, 1177 West Hastings Street

Vancouver, British Columbia

V6E 2K3

PHONE:  (604) 408-7488

9.

Statement of Senior Officer

The foregoing accurately discloses the material change(s) referred to herein.

DATED at Vancouver, British Columbia, this 4th day of February, 2004.

“Marla K. Ritchie” (signed)

Marla K. Ritchie, Corporate Secretary